Battalion Oil Corporation

Two Memorial City Plaza

820 Gessner Road, Suite 1100

Houston, Texas 77024

April 8, 2024

VIA EDGAR

Blake Grady
Division of Corporation Finance

Office of Mergers & Acquisitions

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Battalion Oil Corporation
Schedule 13E-3/A filed February 12, 2024
File No. 005-79873
Revised Preliminary Proxy Statement filed February 12, 2024
File No. 001-35467

Dear Mr. Grady:

Thank you for your letter dated February 16, 2024, addressed to the undersigned, Matthew Steele, Chief Executive Officer of Battalion Oil Corporation (the “Company”), setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) on the Amendment No. 1 to Schedule 13E-3 filed with the Securities and Exchange Commission (the “Commission”) on February 12, 2024 (the “Schedule 13E-3”) and Amendment No. 1 to the Preliminary Proxy Statement filed with the Commission on February 12, 2024 (the “Preliminary Proxy Statement” and, together with the Schedule 13E-3, the “Filings”).

We appreciate the effort that went into the Staff’s comments. We have considered the Staff’s comments on the Filings carefully and our responses to the Staff’s comments are set forth below. To facilitate the Staff’s review, we have keyed our responses to the headings and numbered comments used in the Staff’s comment letter, which we have reproduced in bold face text. Our responses follow each comment. In addition, we are concurrently filing amendments of the Filings to incorporate our responses to the Staff’s comments.

Schedule 13E-3/A filed February 12, 2024; PRER14A filed February 12, 2024

General

1.	Refer to prior comment 1, which we reissue. We note that the Schedule 13E-3/A continues to state that (emphasis added) “[c]ertain portions of this exhibit have been redacted and separately filed with the SEC pursuant to a request for confidential treatment.” This disclosure appears to continue to be inaccurate, given that we have not received any such request for confidential treatment. Please promptly file the confidential treatment request, or file the exhibits in unredacted form.

Response: The Company has been advised by counsel to Parent, K&L Gates LLP, that the Confidential Treatment Request was sent via overnight delivery to the SEC, Attention Blake Grady, Division of Corporation Finance, on April 3, 2024.

2.	Refer to prior comment 4, which we reissue in part. We note that “Oaktree Fund GPI, L.P.” and “Oaktree Fund GP I, L.P.” continue to be referenced in the Schedule 13E-3/A. Please revise.

Response: We have revised the Schedule 13E-3/A to clarify that the name of the relevant Oaktree Fund is “Oaktree Fund GP I, L.P.”

3.	Refer to prior comment 5. The Stockholders’ Agreement beginning on page E-89 states that it was “made and entered into as of December 14, 2023.” However, disclosure on page 114 states that (emphasis added) “[i]n connection with the transactions contemplated by the Merger Agreement, upon the consummation of the transactions contemplated by the Merger Agreement [...] Parent will enter into a Stockholders’ Agreement.” Given this apparent discrepancy, please revise or advise.

Response: The Stockholders’ Agreement on page E-89 incorrectly states that it was made and entered into as of December 14, 2023. The disclosure on page 115 is accurate, as the Stockholders’ Agreement will be entered into immediately prior to the closing of the Merger. We have revised page F-52 to correct the discrepancy.

4.	Refer to prior comment 9, which we reissue in part. Please disclose the information required by Item 1003(c) of Regulation M-A, pursuant to Item 3 of Schedule 13E-3, with respect to any person specified in Instruction C to the schedule who is a natural person. Provide such disclosure regarding, for example, the persons listed on page 127.

Response: We have revised the disclosure beginning on page 119 of the Preliminary Proxy Statement to address the Staff’s comment.

5.	Refer to prior comments 21 and 22, which we reissue in part. We note the statement in your response letter that “[r]egarding Item 10(c), we believe the existing disclosure is appropriate with respect to Houlihan Lokey fees and reimbursements,” and that such disclosure is included “under ‘Miscellaneous’ on page 7[1] of the Preliminary Proxy Statement.” However, the disclosure under “Miscellaneous,” as well as the newly added disclosure under “Company Costs of the Merger” on page 81, does not appear to have been incorporated by reference in Item 10(c) of the Schedule 13E-3. Please revise. In addition, please revise the disclosure on page 81 so as to make it fully responsive to Item 1007(c) of Regulation M-A, which requires disclosure of a “reasonably itemized statement of all expenses [not merely “costs for outside advisors”]...incurred in connection with the transaction including, but not limited to, filing, legal, accounting and appraisal fees, solicitation expenses and printing costs... .” We note an $875,000 gap between the cited total of approximately $9.0 million and the sum of the few items that are listed. We also note that only $5.5 million in investment banking fees is disclosed here, which would appear to be something of an understatement given the disclosure on pages 71-72. Please revise or advise.

Response: We have revised Item 10(c) of the Schedule 13E-3 to specifically incorporate by reference the sections of the Preliminary Proxy Statement disclosing Houlihan Lokey’s fees and the estimated costs to the company of the Merger. We have also revised the disclosure on page 84 of the Preliminary Proxy Statement in response to the Staff’s comment to provide an itemized list of the estimated costs to the Company of the Merger.

6.	We note your disclosure on pages 8, 26 and 83 that (emphasis added) “each share of the Company’s Series A Redeemable Convertible Preferred Stock […] will be converted into the right to receive the consideration contemplated by the terms of such applicable series of preferred stock, which amounts are equal to approximately equal to $1,265 per preferred share...” Please revise.

Response: We have revised the disclosures on pages 8, 26 and 86 to address the Staff’s comment.

Background of the Merger, page 27

7.	We note your response to prior comment 12. However, we note the references to presentations by Houlihan Lokey during the course of entering into this transaction, including the references to multiple meetings before November 4, 2023, beginning on November 21, 2022. None of such presentations appear to have been filed. Please advise. Among other matters, your response should make clear whether Houlihan Lokey provided written materials to a filing person or its representatives during this time period. If so, but you do not believe those materials must be filed or described, your response should outline your views on why those materials are not materially related to the going private transaction.

Response: Houlihan Lokey provided written materials to the Company Board of Directors during the course of meetings before November 4, 2023. Those materials are not required to be filed or described because they are not materially related to the Rule 13e-3 transaction that is the subject of the Schedule 13E-3.  Such materials were prepared in various stages of an extended process that examined multiple strategic options for the Company unrelated to a take private transaction, including potential acquisitions and a broader sale process.  The take private transaction that is the subject of the Schedule 13E-3 first developed as a possibility on August 10, 2023 when a rollover structure involving the Significant Stockholders was preliminarily proposed to the Company by Luminus.  Subsequent to this date, the first written materials that Houlihan Lokey delivered to the Board (or any filing party) that addressed the Rule 13e-3 take private transaction were delivered on November 4, 2023 and have been described in and filed with the Schedule 13E-3.

Rollover Sellers Reasons for the Merger; Fairness, page 57

8.	Refer to prior comment 16, which we reissue. Disclosure on pages 58 and 59 indicates that the Rollover Sellers and the Parent Group “did not find it practicable to, and did not [...] consider the impracticability of determining a liquidation value.” It is unclear what is meant by stating that such parties did not find it practicable to consider the impracticability of determining a liquidation value. Please revise, for clarity.

Response: We have revised the disclossures on pages 62 and 64 to clarify why the Rollover Sellers and the Parent Group did not find it practicable to consider the liquidation value of the Company given the significant execution risk involved in any breakup of the Company.

Position of the Members of the Parent Group as to the Fairness of the Merger, page 59

9.	We note your disclosure that the “members of the Parent Group believe that the going private transaction and the Merger is fair to the Company’s unaffiliated stockholders on the basis of the factors described under ‘Special Factors — Reasons for the Merger; Recommendations of the Special Committee and the Board; Fairness of the Merger.’” Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise to state, if true, that the Parent Group adopted the Board and Special Committee’s analyses and conclusions as its own. Alternatively, revise your disclosure to include disclosure responsive to Item 1014 of Regulation M-A and to address the factors listed in instruction 2 to Item 1014.

Response: We have revised the disclosure on page 63 of the Preliminary Proxy Statement to remove the reference to “Special Factors — Reasons for the Merger; Recommendations of the Special Committee and the Board; Fairness of the Merger” from the discussion of the Parent Group’s position as to the fairness of the merger, and add disclosure regarding the factors that the Parent Group did consider in arriving at its determination.

10.	Please disclose the Parent Group’s reasons for undertaking the transaction at this time, as opposed to at any other time. Refer to Item 7 of Schedule 13E-3 and Item 1013(c) of Regulation M-A.

Response: We have revised the disclosure on page 63 of the Preliminary Proxy Statement to address the Staff’s comment.

Opinion of Houlihan Lokey Capital, Inc., page 63

11.	We note the table beginning on page 69, which includes a column labeled “Implied $ / EBITDA” and, other than the additional column, appears to be identical to the table beginning on page 68. Accordingly, for clarity, please delete the first table, or advise. Please also revise to clarify precisely what the new column represents and also revise to clarify the footnotes, which use various abbreviations and shorthand whose meaning may be unclear to the reader.

Response: We have revised the disclosures on pages 72 and 73 to address the Staff’s comment.

Book Value Per Share, page 115

12.	We note your disclosure on page 115 that (emphasis added) “the Rollover Sellers would own 14.7% of the post-closing equity of Parent through their ownership of approximately $69.0 [of] Parent preferred stock. Please revise.

Response: We have revised the disclosures on page 116 to address the Staff’s comment.

Security Ownership of Certain Beneficial Owners and Management, page 139

13.	Refer to prior comment 25, which we reissue. We note your response that the “Company has been advised [that] the [sic] Ruckus, Parent, Merger Sub or Mr. Little have any [sic] ownership of subject securities except for Mr. Little as disclosed on page 139.” In this respect, please disclose, in the proxy statement, the aggregate number and percentage of subject securities that are beneficially owned by each person named in response to Item 1003 of Regulation M-A. Such disclosure should include the persons specified in Instruction C to Schedule 13E-3. As referenced in prior comment 25, refer, as one example only, to the persons listed on page 127.

Response: We have revised the disclosure on page 135 to add a new section entitled “Security Ownership of Schedule 13e-3 Filing Persons.”

*                           *                          *

We would like to express our appreciation for your prompt attention to the Filings. If the Staff has comments or questions regarding our responses set forth above, we would appreciate an opportunity to discuss those matters in a conference call with the Staff, and we are available to discuss with you at your earliest convenience. Also, please do not hesitate to contact the undersigned at 832-538-0300 or our counsel, Ryan H. Ferris or Bruce F. Perce of Mayer Brown LLP at 312-701-7199 or 312-701-7985, respectively, if you have any other comments or questions.

Very truly yours,

/s/ Matthew Steele

Matthew Steele
Chief Executive Officer

cc:	David Plattner
Securities and Exchange Commission

Ryan H. Ferris
Bruce F. Perce
Mayer Brown LLP